Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001
TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

February 16, 2022

VIA EDGAR

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset High Income Fund II Inc. (the “Fund”)

File Nos. 811-08709; 333-261721

Dear Ms. Rossotto:

On behalf of Western Asset High Income Fund II Inc. (the “Fund”), we transmit for filing the Fund’s responses to comments received by letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 18, 2022 relating to the above-referenced registration statement on Form N-2 originally filed with the Commission on December 17, 2021, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

General

1.

We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

The Fund acknowledges that the Staff may have additional comments.

Securities and Exchange Commission	February 16, 2022

2.	Please update numbers and dates throughout the Registration Statement as needed.

The Fund confirms it will update numbers and dates as applicable throughout the Registration Statement.

3.

The Fund’s Form N-CSRS for the period ended October 31, 2021, indicates you had significant investment exposures to certain industries, including “Hotels, Restaurants & Leisure” (12.8% of Net Assets) and “Oil, Gas & Consumable Fuels” (26.4%) that may be uniquely impacted by economic, environmental, social, or health-related factors. To the extent that you anticipate continued significant exposures to these or similar sectors, please consider the need for more tailored strategy disclosure describing any sector specific analyses or considerations made as well as enhanced sector specific risk disclosure.

In light of the Staff’s comment, the Fund will include additional disclosure regarding its investments in these industries and the related risks thereof.

Prospectus

Cover

4.

In Investment Strategies, please disclose how the Fund defines “high-yield debt securities” and disclose here these investments are otherwise known as “junk”. As these investments are considered speculative, please provide here, prominently and bolded, a cross-reference to the prospectus discussion of the risks associated with these specific investments. As the Fund will invest “up to 35% of its total assets in debt securities of issuers located in emerging market countries,” which are also considered speculative, please provide a similar cross-reference for these investments. See Form N-2, Item 1.1.j.

In response to the Staff’s comment, the Fund will add the requested disclosure.

5.	In Leverage please disclose the actual amount of leverage in dollars and percentage terms as of the Prospectus date.

In response to the Staff’s comment, the Fund will add the requested disclosure.

Prospectus Summary

Investment Objectives and Strategies

6.

On page 2, in the penultimate paragraph, the disclosure indicates the Fund will invest in convertible securities. If the Fund will invest in contingent convertible securities, please disclose so and include appropriate risk disclosure.

In response to the Staff’s comment, the Fund will add the requested disclosure.

Securities and Exchange Commission	February 16, 2022

Risks related to the Fund

7.

On page 9, with respect to Foreign (non-U.S.) Investment Risk, please state in correspondence what percentage of its portfolio the Fund typically invests in China, including the types of companies (for example, industry or ownership) and how the Fund invests (for example, Stock Connect or the New York Stock Exchange). Given current events, please consider the need for more specific risk disclosure if the allocation will be material to the portfolio as a whole. See ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets (“ADI 2020-11”), at https://www.sec.gov/investment/accounting-and-disclosure-information/principal- risks/registered-funds-risk-disclosure.

Additionally, if the Fund will facilitate investment in Chinese companies through exchange-listed companies that use variable interest entity structures (VIEs), please disclose so. Such disclosure should provide, at a minimum, a brief explanation of what a VIE is and the extent to which the Fund invests in issuers that use them, the material risks associated with such investments, including legality concerns, and the impact on the Fund if the risk occurs. See, e.g., Chair Gary Gensler, Statement on Investment Protection Related to Recent Developments in China (July 30, 2021).

The Fund confirms that approximately 1.22% of its portfolio is invested in China. These investments include corporate Chinese debt securities. The Fund confirms that it will not facilitate investment in Chinese companies through exchange-listed companies that use VIEs. As the Fund’s exposure to China is not material to the portfolio as a whole, the Fund believes that its disclosure regarding its investments in Chinese securities is adequate.

8.	On page 12, the disclosure includes “Smaller Company Risk”. Please disclose in Investment Objectives and Strategies the market cap of the companies the Fund invests in.

The Fund confirms that it can invest in companies with any market cap. The Fund will disclose this in the “Investment Objectives and Strategies” section of the Prospectus.

The Fund’s Investments

9.

Currently your disclosure focuses on the types of investments the Fund may make, but does not explain the investment criteria, data, and analyses you consider when making investment decisions, or the portfolio construction parameters that apply. Please revise the disclosure here or in Subadviser Philosophy to address the investment and portfolio construction process in greater detail.

In response to the Staff’s comment, the Fund will add the requested disclosure.

Securities and Exchange Commission	February 16, 2022

Description of Shares

10.

On page 50, in the second sentence of the second paragraph in Preferred Shares, the disclosure states “The Fund currently expects to issue leverage, which may include Preferred Stock…immediately after the leverage is issued [emphasis added].” On the Prospectus Cover in Leverage, the disclosure states “Currently, the Fund has no intention to issue notes or debt securities or Preferred Stock.” Please reconcile this inconsistency.

In response to the Staff’s comment, the Fund will revise this disclosure to reconcile this inconsistency.

Certain Provisions in the Charter and Bylaws

11.

We note your Board will be divided into three classes, with Directors serving “until their successors are elected and qualify.” Disclose here the standard for electing directors and what would happen in a contested election if neither nominee received the requisite threshold. Clarify what you mean by “qualify”.

For both contested and uncontested elections, each Director of the Fund must be elected by a majority of votes entitled to be cast. Each Director holds office for the term for which he or she is elected and until his or her successor is elected and qualified.

The term “qualify” is used in the Maryland General Corporation Law (the “MGCL”) to describe when a director qualifies to be seated as a director. The MGCL specifically authorizes director qualifications in the charter or bylaws. To qualify as a nominee for election as a Director and to be elected as a Director, the Fund’s Bylaws require that an individual, at the time of nomination, must meet certain qualification requirements. However, a qualification requirement may be waived if a majority of the Board of Directors then in office determine by resolution that the failure to satisfy such requirement will not present undue conflicts or impede the ability of the individual to discharge the duties of a Director or the free flow of information among Directors or between the Fund’s investment adviser and the Board of Directors.

Any Director nominated for re-election who fails to receive the requisite vote for re-election at an annual meeting of shareholders, and whose successor has neither been elected nor qualified, will holdover and will continue to be considered “elected” by shareholders for purposes of applicable law, including Maryland law and the 1940 Act.

The Fund notes that the Commission staff has expressed the opinion that under “the regulatory structure intended by Congress . . . investment companies are incorporated and operate pursuant to state law subject to certain requirements imposed by the [1940] Act.”1 This opinion is derived from the views of the U.S. Supreme Court, which has stated that federal regulation of investment companies is similar to federal regulation of corporate

[1]	John Nuveen & Co. Incorporated, SEC No-Action Letter (Nov. 18, 1986) (“Nuveen”).

Securities and Exchange Commission	February 16, 2022

directors in that “congressional legislation is generally enacted against the background of existing state law.”2 In the context of directors of investment companies, the well-established position of the U.S. Supreme Court provides that the 1940 Act does “not require that federal law displace state laws governing the powers of directors unless the state laws permit action prohibited by the [1940 Act], or unless ‘their application would be inconsistent with the federal policy underlying the cause of action.’”3

Pursuant to the MGCL, in the case of a failure to elect directors at the designated time, such as in a contested election where no nominee receives the requisite vote threshold for election, the incumbent directors will hold over and continue to serve as directors until their successors are duly elected and qualify.4 If a holdover Director was previously elected by the Fund’s shareholders, such a person continues to have been “elected” by shareholders for purposes of Maryland law, which expressly allows such Director to hold over. Under the 1940 Act, Section 16(a) sets forth certain provisions related to the election of directors and the filling of vacancies.5

Consistent with the aforementioned Congressional objective and the Supreme Court’s holding in Burks v. Lasker, the federal appellate court with jurisdiction over Maryland, the state in which the Fund is incorporated, has held that “state laws that do not directly conflict with the [1940 Act] or its policies are not displaced by the [1940 Act], . . . and the use of holdover directors does not create such a conflict. . . . [T]he use of holdovers, authorized by Maryland law, does not directly conflict with federal law. Nor does their use violate policies of the [1940 Act].”6 The federal appellate court in Badlands further explained that “[t]he election of the two incumbents here at a prior shareholder meeting satisfies the plain language of [Section 16(a)]. Shareholders, not corporate insiders, are responsible for their presence on the board even though they are now holding over.”7 As such, the Fund believes that the concept of holdover Directors as outlined in the Fund’s Charter and Bylaws is permissible under both Maryland law and the 1940 Act.

[2]	See Burks v. Lasker, 441 U.S. 471, 478 (1979).
[3]

Burks v. Lasker, 441 U.S. at 479(quoting Johnson v. Railway Express Agency, 421 U.S. 454, 465 (1975)). In Burks v. Lasker, the court held that federal courts should apply state law governing the authority of independent directors to discontinue derivatives suits to the extent such law is consistent with the policies of the 1940 Act and the Investment Advisers Act of 1940.

[4]	See MGCL § 2-405.
[5]

Section 16(a) of the 1940 Act provides, in relevant part, that “[n]o person shall serve as a director of a registered investment company unless elected to that office by the holders of the outstanding voting securities of such company, at an annual or a special meeting duly called for that purpose[.]” Section 16(a) also allows closed-end funds to have classified boards, “provided, that no class shall be elected for a shorter period than one year or for a longer period than five years and the term of office of at least one class shall expire each year.”

[6]

Badlands Trust Co. v. First Financial Fund, Inc., 65 Fed. App’x. 876 (4th Cir. 2003) (“Badlands”). As a matter of Maryland law, the court in Badlands also held that a corporation could alter voting requirements for the election of directors in its bylaws. Badlands; Matson v. Alpert (In re LandAmerica Fin. Group, Inc.), 470 B.R. 759 (Bankr. E.D.Va. 2012).

Securities and Exchange Commission	February 16, 2022

12.

On page 52, in the last paragraph, we note the defined term “Continuing Director” and the description of how it will be used to lower the shareholder vote threshold required to approve actions. Please explain in correspondence:

a.	Your analysis of the legality of the overall arrangement under state law and the Investment Company Act;

The Fund notes that the “Continuing Director” definition is and has been common for listed closed-end funds for many decades. The Fund believes that the arrangement is permissible under both Maryland law and the 1940 Act.

Under the MGCL, the vote required to approve any matter may be set forth in the charter or, in certain cases, the bylaws of a corporation. The threshold vote necessary to approve a matter may be increased or decreased from the statutory default provisions.8 However, the shareholder vote required to approve a charter amendment that requires shareholder approval, a merger that requires shareholder approval, a dissolution, a transfer of all or substantially all of the corporation’s assets, conversion into another form of entity, a statutory share exchange or a similar transaction may not be reduced below the affirmative vote of a majority of the votes entitled to be cast on the matter.9

The Continuing Director provisions set a higher voting threshold for certain matters, but reduce or eliminate the vote requirement if the Fund obtains the requisite Continuing Director approval. As noted, if a shareholder vote is required by Maryland law (which would be the case for most charter amendments, mergers in which the Fund is not the successor and dissolutions), Continuing Director approval reduces the vote required under Maryland law to a majority of the votes entitled to be cast on the matter, which is the minimum vote permissible under Maryland law.

With respect to the 1940 Act, as explained in greater detail above, the U.S. Supreme Court has held that federal law does not displace state law unless state law permits an action prohibited by federal law or is inconsistent with the policy

[8]	See MGCL §§ 2-104(b) and 2-506.
[9]	See MGCL § 2-104(b)(5).

Securities and Exchange Commission	February 16, 2022

underlying a provision of federal law.10 Therefore, the Fund believes that state law controls in the context of the Continuing Director provision of the Fund’s charter. Since Maryland law allows for a company to both increase or lower the threshold for shareholder approval of certain matters (so long as the threshold is not reduced below the affirmative vote of a majority of votes entitled to be cast on the matter), and the 1940 Act neither directly nor indirectly prohibits such arrangements, the Fund believes that the use of the Continuing Director arrangement is permissible.

b.	Whether any vote required under the Investment Company Act to be approved by a majority vote of shareholders would be subject to an 80% approval threshold;

The Fund confirms that certain votes required under the 1940 Act to be approved by a “majority of the outstanding voting securities” of the Fund (as defined in the 1940 Act) are subject to an 80% approval threshold under Maryland law if the Continuing Directors do not approve the proposal by the threshold required in the Fund’s charter. The Fund notes that any shareholder vote threshold must comply with all applicable law, including both Maryland law and federal law.

The 1940 Act requires a vote of a majority of the outstanding voting securities of the Fund to take certain actions, including converting the Fund from a closed-end fund to an open-end fund and certain mergers with affiliated funds.11

Similarly, Maryland law allows a company to set shareholder vote thresholds in its charter, provided that such thresholds comply with certain minimum requirements. Again, the Fund’s charter includes a higher shareholder vote threshold as permitted by Maryland law, which is not prohibited by or inconsistent with the 1940 Act. Therefore, the Fund believes these Charter provisions requiring an 80% shareholder approval threshold for certain actions are permissible under the same analysis set forth above. Even if these Continuing Director provisions were not in the Fund’s Charter, the minimum shareholder voting requirements for certain of these actions (such as mergers or charter amendments necessary to convert to an open-end format) under Maryland law exceed the requirements of the 1940 Act. In these instances, the Fund must obtain the necessary shareholder votes under both the 1940 Act (if any) and Maryland law to proceed with the transaction.

[10]	See Burks v. Lasker, supra note 2.
[11]	See Section 13(a)(1) of the 1940 Act and Rule 17a-8 under the 1940 Act.

Securities and Exchange Commission	February 16, 2022

Moreover, such thresholds for the enumerated transactions are protective of the Fund and its long-term shareholders. Such investors invest in the Fund for current income at rates that are supported by the Fund’s closed-end structure, which allows the Fund to pay higher monthly distributions than would typically be possible for an open-end fund with a similar strategy that must manage its liquidity profile to meet shareholder redemptions. The closed-end structure also allows the Fund to invest in less liquid and illiquid investments that would be inhibited or prohibited by Rule 22e-4 under the 1940 Act, the liquidity risk management rule that applies to open-end funds. These provisions have been in the Fund’s Charter since its inception in 1998 and disclosed in each of the Fund’s registration statements. As such, investors expect the protection of these Continuing Director provisions when investing in the Fund.

c.

Any instances where the voting threshold required for board approval, including thresholds required under the Investment Company Act, would be altered by the use of the Continuing Director defined term; and

The Fund is not aware of any instances where a voting threshold required for board approval under the 1940 Act would be altered by the use of the Continuing Director defined term. Under Maryland law, the only potential effect of a Continuing Director vote would be to reduce or eliminate the shareholder vote necessary to approve a matter that requires action by the shareholders under Maryland law or otherwise requires action by the shareholders under the Charter.

d.	Whether the Continuing Director definition alters a Director’s voting rights or otherwise limits his/her ability to serve fully as a board member.

The Continuing Director definition does not alter a Director’s voting rights or otherwise limit the exercise of the Director’s powers and duties. A director has the same duties under Maryland law and the same voting power (i.e., one vote) on any matter brought to the Board for a vote whether or not he or she is a Continuing Director. Moreover, the Continuing Director provisions apply equally to all Directors. In other words, no Director is excluded from being a Continuing Director if such Director meets the requirements to be a Continuing Director under the Fund’s Charter.

Incorporation by Reference

13.	On page 64, please include a link to the Fund’s semi-annual report of October 31, 2021.

The Fund confirms that it will include a hyperlink to the Fund’s semi-annual report for the period ended October 31, 2021.

Prospectus Supplement

14.	On the Cover, if the last reported NAV per Share and the last reported sales price per Share on the NYSE represents a discount, please disclose by how much.

In response to the Staff’s comment, the Fund will add the requested disclosure.

Securities and Exchange Commission	February 16, 2022

15.

On page 8, in Description of the Rights Offering, Over-Subscription Privilege, please indicate supplementally whether the Fund reserves the right to issue shares in the secondary over-subscription at a price below NAV. To the extent the Fund does not reserve such right, please indicate that shares issued in the secondary over-subscription will be issued at a price at or above NAV. To the extent that the Fund does reserve such right, please explain to us supplementally how doing so would be consistent with Section 23 of the Investment Company Act.

In an interpretative letter issued to the Association of Publicly Traded Investment Funds (Aug. 2, 1985) (“APTIF”), the Staff stated its belief that, for purposes of Section 23(b)(1) of the 1940 Act, a transferable rights offering made by a closed-end fund at a price below current net asset value (“NAV”) is considered “in connection with an offering to the holders of one or more classes of its capital stock” if the offering meets the following requirements:

1.	the offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible de minimis effect of not offering fractional rights);

2.	management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights;

3.	the ratio of the offering does not exceed one new share for each three rights held; and

4.	the fund’s directors make a good faith determination that the offering would result in a net benefit to existing shareholders.

In the second incoming letter for the APTIF letter, the applicant provided information on whether oversubscription rights would be included in the transferable rights offerings made by closed-end funds based on the requested interpretation. The applicant stated in relevant part that whether or not an offering includes oversubscription rights should be left to management which can weigh the likely benefits of raising some amount of additional capital against the costs of administering such an arrangement. The applicant further stated that whatever decision is made should not affect the fairness to shareholders of the transferable rights offering itself. Accordingly, the applicant requested that the Staff not condition any interpretive position or definition of a transferable rights offering on the existence or non-existence of an oversubscription privilege; rather, this option should be left to corporate management in the exercise of its determination of whether or not an offering would result in a net benefit to existing shareholders. Informed by these representations from the applicant, the Staff’s interpretation in the APTIF letter did not place any specific limits on an oversubscription privilege.

Securities and Exchange Commission	February 16, 2022

In a letter responding to questions about the propriety of a transferable rights offering dated January 23, 1993 (the “Chief Counsel Letter”), the Chief Counsel of the Division of Investment Management confirmed that the conditions of the APTIF letter apply to transferable rights offerings. The Chief Counsel Letter stated that “Section 23(b) attempts to strike a balance between protecting existing shareholders against dilution and providing sufficient flexibility for closed-end investment companies to raise additional capital where the company is unable to raise sufficient capital by selling to shareholders alone. Accordingly, provided that [the] offering met the requirements listed [in the APTIF letter], it has complied with the 1940 Act.” With respect to the requirement that a closed-end fund’s directors determine in good faith that the rights offering would result in a net benefit to existing shareholders, the Chief Counsel Letter explained that this means that a closed-end fund’s directors must conclude in good faith that non-exercising shareholders will be compensated for their dilution. The Staff recognized in the Chief Counsel Letter that there are benefits to non-exercising shareholder in addition to selling their transferable rights and provided examples of how non-exercising shareholders may derive such benefits, including if the rights offering:

•	enables the fund’s adviser to invest additional assets that earn a return that exceeds the dilution; and/or

•	increases the company’s total assets, which also may benefit existing shareholders by reducing expenses per share due to the spreading of fixed expenses over a larger asset base.

In light of the foregoing, if a closed-end fund’s directors make the determinations required by the APTIF letter, including the good faith determination that the offering would result in a net benefit to existing shareholders, then the letters clearly would not prohibit the directors from making a decision to engage in a transferable rights offering at a price below NAV and with a ratio of less than 3:1 (e.g., 4:1 or 6:1) while also offering a secondary oversubscription privilege that would not result in the proceeds from the offering exceeding a 3:1 ratio.

Accordingly, the Fund reserves the right to issue shares in a secondary oversubscription at a price below NAV in a transferable rights offering in compliance with the guidance discussed above, which in all cases would not cause the proceeds from the rights offering to exceed a 3:1 ratio. The Fund notes that it intends to disclose the percentage limit on the number of shares that could be issued in the secondary oversubscription privilege (if any), as indicated in the preliminary prospectus supplement, so that shareholders would be informed of the magnitude of their potential dilution if they elect not to participate in the oversubscription.

In addition, in this section or where appropriate, please clarify that shareholders who choose not to exercise their full rights to purchase additional shares will permit shareholders who exercise the Over-Subscription Privilege to purchase additional shares at a discount without furnishing additional rights or providing any compensation to the non-participating shareholders for the dilution of their ownership percentage or voting rights.

In response to the Staff’s comment, the Fund will revise its disclosure.

Securities and Exchange Commission	February 16, 2022

Statement of Additional Information

16.

On page 2, in the first paragraph, discussing concentration, the disclosure states the Fund’s concentration policy will be interpreted to permit investment without limit in “securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions” and “securities of foreign governments.” Please note, the Fund should consider investment in private activity municipal debt securities, the principal and interest of which are derived principally from the assets and revenues of a non-governmental entity, when determining compliance with its concentration policy. In addition, as indicated at the end of this paragraph, investments in the sovereign debt of any single country are considered investments in a single industry for concentration purposes.

The Fund confirms that it will consider investments in private activity municipal debt securities, the principal and interest of which are derived principally from the assets and revenues of a non-governmental entity, when determining compliance with its concentration policy.

*        *         *        *        *        *        *        *

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	George Hoyt, Franklin Templeton

David W. Blass, Simpson Thacher & Bartlett LLP

Debbie Sutter, Simpson Thacher & Bartlett LLP